SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

(Amendment No. ___)

INCOME OPPORTUNITY REALTY INVESTORS, INC.

(Name of the Issuer)

TRANSCONTINENTAL REALTY INVESTORS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

452926108

(CUSIP Number of Securities)

Erik L. Johnson, President and Chief Executive Officer

Transcontinental Realty Investors, Inc.

1603 LBJ Freeway, Suite 800

Dallas, Texas 75234

Telephone: (469) 522-4200

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Persons Filing Statement)

With copies to:

Steven C. Metzger, Esq.

Metzger Law PLLC

4709 W. Lovers Lane, Suite 200

Dallas, Texas 75209-3178

Telephone: 214-740-5030

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 (c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THEIR TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) in an abundance of caution and at the request of the staff of the SEC, by Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI” or “Offeror”) with respect to TCI’s limited Tender Offer to purchase up to 100,000 shares of the outstanding shares of common stock, par value $0.01 per share (each a “Share” and collectively the “Shares”) of Income Opportunity Realty Investors, Inc., a Nevada corporation (“IOR” or the “Company”), at a purchase price of $18 per Share, net to the Seller in cash, without interest (the “Offer Price”) and less any taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 2024 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”).

TCI does not intend by making the Offer (or by consummating the Offer) for up to 100,000 Shares of IOR to produce any one or more of the effects described in Rule 13e-3(a)(3)(ii) with respect to the Shares or IOR. TCI only intends by the Offer to acquire additional Shares (up to 100,000 Shares) and to give all non-affiliated holders of Shares an equal opportunity to sell Shares to TCI at the same price net to the sellers as two individuals received from IOR in March and August 2024. If through the Offer TCI were to acquire up to the 100,000 Shares sought, it would only increase TCI’s percentage ownership of Shares by approximately 2.46% and at least 315,309 Shares will remain owned by non-affiliated holders of Shares.

The information set forth in the Offer to Purchase and Letter of Transmittal, copies of which are filed with this Schedule 13E-3 as Exhibits (by incorporation by reference to a prior filing of a Schedule TO) are incorporated by reference in response to certain Items below and answers to Items 1 through 16 of this Schedule 13E-3 is supplemented by the information specifically provided in this Schedule 13E-3.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the section of the Offer to Purchase entitled “SUMMARY TERM SHEET” and “FREQUENTLY ASKED QUESTIONS” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a)       The name of the subject company and the issuer of securities to which this Schedule 13E-3 relates is Income Opportunity Realty Investors, Inc., a Nevada corporation (“IOR”). IOR’s principal executive offices are located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234 and its telephone number is (469) 522-4200. The information set forth in Section 8 “Certain Information Concerning IOR” of the Offer to Purchase is incorporated herein by reference.

(b)       This Schedule 13E-3 relates to the outstanding shares of common stock, par stock, par value $0.01 per share, of IOR. Based on information provided by IOR, as of November 7, 2024, there were 4,066,178 Shares of common stock, par value $0.01 per shares, of IOR issued and outstanding. The Shares are listed and traded on the NYSE American Exchange. The information set forth in the “OTHER INFORMATION” portion of the “SUMMARY TERM SHEET” of the Offer to Purchase is incorporated herein by reference.

(c)       The Shares are listed and traded on the NYSE American Exchange. The information set forth in the Section 6 “PRICE RANGE OF SHARES; DIVIDENDS” of the Offer to Purchase is incorporated herein by reference.

(d)       No dividends have been paid on the Shares during the past two years. There is no known restriction on IOR’s current or future ability to pay dividends. See also the next last paragraph on page 25 of the Offer to Purchase in the Section 6 “Price Range of Shares; Dividends” which is incorporated herein by reference.

(e)       During the past three years, there has been no public offering of the Shares nor any offering of the Shares in an exempt transaction.

(f)       During the past two years, TCI has not purchased any Shares; however, IOR has re-purchased Shares pursuant to its Stock Repurchase Plan – see the last paragraph on page 25 under Section 6 “Price Range of Shares; Dividends” of the Offer to Purchase which is incorporated herein by reference. .

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) – (c) The information set forth in Section 9 “Certain Information Concerning Offeror” and Schedule II “Directors and Executive Officers of Transcontinental Realty Investors, Inc.” of the Offer to Purchase is incorporated herein by reference. TCI currently owns (and has owned for more than 14 years) 3,381,570 Shares (presently approximately 83.16% of the IOR Common Stock outstanding).

(d)       The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)       The information set forth in “SUMMARY TERM SHEET,” “FREQUENTLY ASKED QUESTIONS,” “THE OFFER” – Sections 1 through 5 is incorporated herein by reference.

(b)       No Shares are to be purchased by TCI from any officer, director or affiliate of the Company [IOR] or any Affiliate of TCI pursuant to or in connection with Offer.

(c)       There are no terms or arrangements in the Offer (or otherwise intended by TCI) that would treat any subject holder of Shares differently from any other subject holder of Shares.

(d)       The Offer is wholly voluntary on the part of IOR holders of Shares; no requirement exists for any person to tender Shares pursuant to the Offer. No appraisal rights are available under Nevada law for IOR Stockholders because of the Offer.

(e)       TCI has made no special provision to grant any unaffiliated IOR stockholder access to TCI’s internal corporate files or to obtain counsel or appraisal services at the expense of TCI. The information set forth in Section 9 “CERTAIN INFORMATION CONCERNING OFFEROR” of the Offer to Purchase is incorporated herein by reference.

(f)       Not Applicable – no securities of the Offeror are being offered to exchange.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) - (e) The four members of the Board of Directors of IOR are also four of the five members of the Board of Directors of TCI and the executive officers of IOR and TCI are the same. Pillar is the contractual advisor to both IOR and TCI. The information set forth in Section 9. “CERTAIN INFORMATION CONCERNING OFFEROR,” Section 11. “BACKGROUND OF THE OFFER,” and Section 12. “PURPOSE OF THE OFFER; PLANS FOR IOR” of the Offer to Purchase is incorporated herein by reference. TCI as the Offeror, does not have any arrangement, agreement or understanding with any other person with respect to any securities of IOR.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The information set forth in Section 11. “PURPOSES OF THE OFFER; PLANS FOR IOR” of the Offer to Purchase is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS, AND EFFECTS.

(a)-(d). The information set forth in Section 11. “BACKGROUND OF THE OFFER” and Section 12. “PURPOSE OF THE OFFER; PLANS FOR IOR” of the Offer to Purchase is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

The position of the filing person [ the Offeror ] is that the Offer is not a “going private” transaction nor is the Offer presently intended to be a first step in the acquisition of all Shares of IOR. The Offer is simply TCI seeking to acquire additional Shares by giving all non-affiliated holders of Shares who may wish to voluntarily tender Shares, up to 100,000 Shares, the opportunity to receive the same $18 per Share net which is the same price at which IOR re-purchased Shares in March and August 2024. TCI believes that the Offer price of $18 is fair to the non-affiliated holders of Shares as that is in the high range of the recent market price of the Shares and the negotiated price at which IOR re-purchased 32,608 Shares in March 2024 and 11,928 Shares in August 2024 under IOR’s Stock Repurchase Plan. TCI has held 3,381,570 Shares (approximately 83.16% of the IOR Shares outstanding) for more than 14 years, continues to believe the Shares are a good investment and hopes to acquire additional Shares through the Offer to increase its ownership by up to 2.46%. If TCI does acquire 100,000 Shares through the Offer, TCI would only increase its ownership of the Shares by only approximately 2.46% and at least 315,309 Shares will remain owned by non-affiliated holders and the Shares should remain listed and traded on the NYSE American Exchange.

The Offer was not structured to require approval by a majority of the unaffiliated holders of Shares as acceptance of the Offer is completely voluntary on the part of each and all non-affiliated holders of Shares. No person known to TCI has retained any unaffiliated representative to act solely on behalf of unaffiliated holders of Shares or to prepare any report or analysis concerning the fairness of the Offer Price. The Board of Directors of IOR, each of whom is also a director of TCI, has made no recommendation to IOR holders of Shares about the Offer. To the knowledge of TCI no other offer has been communicated to IOR during the past two years, except the purchases by IOR of Shares under its Stock Repurchase Plan.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

To the knowledge of TCI and its executive officers and Directors, neither IOR nor any affiliate of IOR has received, requested or commissioned any report, opinion or appraisal from an outside party that is materially related to the Offer with respect to the Offer Price of $18 offered to the non-affiliated holders of IOR Shares or the fairness thereof to IOR or the unaffiliated holders of IOR Shares.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Section 10. “SOURCE AND AMOUNT OF FUNDS” and Section 17. “FEES AND EXPENSES” of the Offer to Purchase are incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in “SUMMARY TERM SHEET-MINIMUM CONDITION” of the Offer to Purchase is incorporated herein by reference.

ITEM 12. THE SOLITATION OR RECOMMENDATION.

Neither IOR nor its Board of Directors [each of whom is also a director of TCI] make any recommendation as to whether to tender or refrain from tendering any or all of such stockholder’s Shares and neither has authorized any person to make any such recommendation. To the knowledge of TCI, after reasonable inquiry, no executive officer, director, affiliate or subsidiary of IOR currently holds or intends to tender, sell or hold Shares.

ITEM 13. FINANCIAL STATEMENTS.

The information set forth in Section 8. “INFORMATION CONCERNING IOR” and Section 9. “INFORMATION CONCERNING OFFEROR” is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

To the knowledge of TCI, no present or proposed material agreement, arrangement, understanding or relationship exists between TCI or any of its executive officers, directors, controlling persons or subsidiaries and IOR or any of its executive officers, directors, controlling persons or subsidiaries with respect to the Offer. The persons retained with respect to the Offer are only the Information Agent, D. F. King & Co., Inc. and the Depositary, Equiniti Trust Company LLC, each of which and their arrangements are described in Section 17. “FEES AND EXPENSES” of the Offer to Purchase to which incorporation by reference herein is made.

ITEM 15. ADDITIONAL INFORMATION.

None

ITEM 16. EXHIBITS.

See Exhibit Index following the Signature Page for the Exhibits attached or incorporated by reference as indicated.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2024	TRANSCONTINENTAL REALTY INVESTORS, INC.

	By:	/s/ Erik L. Johnson
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Designation	Document Description

(a)(1)(A)	Offer to Purchase, dated December 16, 2024*

(a)(1)(B)	Form of Letter of Transmittal*

(A)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees*

(a)(5)(A)	Press Release dated December 16, 2024 issued by Offeror*

107	Calculation of Filing Fee

*	Each Exhibit item is incorporated herein by reference to the exact same exhibit designation attached to TCI’s Schedule TO-T filed with the Commission by Offeror (commission file no. 001-09240) on December 16, 2024.